Old Point Releases Fourth Quarter and Full Year 2017 Results

Hampton, Va., February 1, 2018 (PRNewswire) Old Point Financial Corporation (the Company or Old Point) (NASDAQ "OPOF") reported a net loss of $2.9 million ($0.58 loss per diluted share) for the three months ended December 31, 2017, compared to net income of $895 thousand ($0.18 income per diluted share) for the three months ended December 31, 2016. Net loss for the twelve months ended December 31, 2017 was $29 thousand ($0.01 loss per diluted share), compared to $3.8 million ($0.77 income per diluted share) for the twelve months ended December 31, 2016.

Net operating earnings (Non-GAAP) were $781 thousand and net operating earnings per share were $0.16 (Non-GAAP) for its fourth quarter ended December 31, 2017; these operating results exclude $2.2 million in after-tax compensation expense associated with the termination of the Company's defined benefit pension plan, $241 thousand in after-tax merger-related costs and $1.2 million in nonrecurring tax expenses related to the Company's reevaluation of its deferred net tax asset due to changes in the federal corporate income tax rate under the Tax Cuts and Jobs Act (the "Tax Act"). The Company's net operating earnings and net operating earnings per share (Non-GAAP) for the fourth quarter of 2017 represent decreases of $114 thousand, or 12.7%, and $0.02, or 13.8%, respectively, in each case compared to net income and [income][earnings] per share for the fourth quarter of 2016.

Highlights of the quarter are as follows:

•
Return on average assets (ROA) was (1.19%) in the fourth quarter of 2017, compared to 0.32% in the third quarter of 2017 and 0.39% in the fourth quarter of 2016. Net operating ROA (Non-GAAP) was 0. 32% for the fourth quarter of 2017.

•
Total revenues, including net interest income and non-interest income, were $11.1 million for the fourth quarter, an increase of $17 thousand from the previous quarter, and an increase of $1.0 million or 9.57% from the same quarter in 2016.

•	Total loans held for investment grew $37.5 million or 21.42% (annualized) from September 30, 2017 and increased $134.7 million or 22.30% from December 31, 2016.

•
Deposits increased $1.1 million or 0.59% (annualized) from September 30, 2017 and decreased $0.9 million or 0.12%, from December 31, 2016.  Average deposits increased $11.8 million or 6.12% (annualized), from the prior quarter and increased $9.0 million, or 1.16%, from the same quarter in the prior year.

•	The net interest margin was 3.57% for the fourth quarter, compared to 3.68% in the third quarter of 2017 and 3.65% for the fourth quarter of 2016.

•
Non-performing assets (NPAs) were $16.1 million at December 31, 2017, up $1.9 million or 13.25% from September 30, 2017 and up $5.0 million or 44.70% from December 31, 2016. Non-accrual loans were $12.9 million at December 31, 2017, up from $10.2 million at September 30, 2017 and up from $7.2 million at December 31, 2016.

•
On October 30, 2017 Old Point announced that it entered into a definitive agreement pursuant to which Old Point will acquire Citizens National Bank (Citizens National) based in Windsor, Virginia in a stock and cash transaction valued at approximately $7.9 million at signing. This transaction is still subject to regulatory approvals and approval of Citizens National's stockholders and is expected to close in the second quarter.

Robert Shuford, Jr., President and CEO of Old Point National Bank said, "The fourth quarter was a continuation of improvement in core operating metrics that were offset in large part by elevated provisioning expense associated with both strong loan growth and problem credit resolutions. The previously disclosed pension adjustment was anticipated and will result in favorable run rate operating expense in the future. Similarly, while the nonrecurring write-down of our deferred tax asset impacted the quarter, the reduction in corporate tax rates associated with the Tax Act should benefit our Company in the future.

As we reflect back on the year, we were successful in building some foundation for future success. We added talent to our management team, leveraged our balance sheet and loan portfolio, liquidated our long standing pension plan, acquired a 100% interest in our mortgage company and merged its operations into our Bank, initiated an insurance line of business, announced our first whole bank acquisition and implemented a number of product and business line enhancements for our customer base. We are excited to be adding Citizens National Bank to our Company in the second quarter, subject to shareholder and regulatory approvals. Our teams are already working on integration plans."

NET INTEREST INCOME

For the fourth quarter of 2017, net interest income was $7.7 million, a decrease of $66 thousand or 0.85% from the third quarter of 2017, and an increase of $0.7 million or 10.29% from the fourth quarter of 2016. The decrease in net interest income relative to the prior quarter was the result of a reduction in average loan yield and an increase in the cost of interest-bearing liabilities which was partially offset by higher average earning asset balances. The year-over-year increase in net interest income was driven by higher earning asset balances and a shift in the portfolio mix from lower-yielding securities to higher-yielding loans. The fourth quarter tax-equivalent net interest margin decreased 11 basis points to 3.57% from 3.68% in the previous quarter, and decreased 8 basis points from 3.65% during the same period in the prior year. The decline in the tax-equivalent net interest margin when comparing the fourth quarter of 2017 to the third quarter of 2017 was due to a decrease in the yield on average earning assets as well as an increase in the cost of total interest-bearing liabilities. The margin contraction when comparing the fourth quarters of 2017 and 2016 was caused by an increase in the cost of interest-bearing liabilities partially offset by an increase in the yield on earning assets.

For the twelve months ended December 31, 2017, net interest income was $29.9 million, an increase of $2.7 million or 9.79% compared to same period in the prior year, primarily due to increased interest and fees on loans associated with loan growth.

ASSET QUALITY

Non-performing assets (NPAs) were $16.1 million at December 31, 2017, up from $14.2 million at September 30, 2017 and $11.1 million at December 31, 2016. NPAs as a percentage of assets increased to 1.64% from 1.49% at September 30, 2017 and 1.23% at December 31, 2016. There was one large commercial credit relationship of $1.5 million added during the fourth quarter that, while continuing to perform under a forbearance agreement,  experienced some deterioration in collateral value requiring a valuation adjustment and charge-off during the period. As of December 31, 2017, there are four commercial credit relationships in nonaccrual totaling $9.0 million or approximately 69.73% of total nonaccrual loans. Old Point continues to have no other real estate owned as of December 31, 2017.

Total loans past due 90 days or more but still accruing interest were $3.2 million as of December 31, 2017, of which $2.3 million were government-guaranteed student loans. Loans past due 90 days or more but still accruing interest totaled $2.9 million as of December 31, 2016, of which $2.6 million were government-guaranteed student loans. Of the loans past due 90 days or more at December 31, 2017, approximately $471 thousand is guaranteed by the SBA.

The Allowance for Loan and Lease Losses (ALLL) was $9.4 million at December 31, 2017, compared to $9.0 million at September 30, 2017 and $8.2 million at December 31, 2016. Net loans charged off during the quarter totaled $738 thousand, compared to $1.0 million in the third quarter of 2017 and $165 thousand in the fourth quarter of 2016. On an annualized basis, net charge-offs as a percent of average total loans were 0.41% for the fourth quarter of 2017, 0.59% for the third quarter of 2017, and 0.11% for the fourth quarter of 2016.  Net loans charged off for the year ended December 31, 2017 totaled $3.0 million, or 0.44% of average total loans, which compares to net charge offs of $1.4 million, or 0.24% of average total loans for the year ended December 31, 2016.  The ALLL as a percentage of loans receivable was 1.28% at December 31, 2017, compared to 1.28% at September 30, 2017 and 1.37% at December 31, 2016.

NONINTEREST INCOME

Noninterest income was $3.4 million for the fourth quarter of 2017, an increase of $83 thousand or 2.47% from the third quarter of 2017 and an increase of $256 thousand or 8.03% from the fourth quarter of 2016. The increase compared to the prior quarter can be attributed to increases in revenue from Old Point Mortgage, increases in service charges on deposit accounts, and higher revenues from the Trust Company. The increase compared to the same period in 2016 can be attributed to the same line item increases.

NONINTEREST EXPENSE

Total noninterest expense was $12.9 million for the fourth quarter of 2017, up $3.7 million or 41.00% from $9.1 million for the third quarter, and up $4.3 million or 50.06% from the fourth quarter in 2016. The largest component of the increases can be attributed to salaries and employee benefits, which includes a nonrecurring charge of $3.3 million associated with the termination and settlement of the Company's defined benefit pension plan recorded in the fourth quarter of 2017. Another component of the increase was an additional $208 thousand of salary and benefit expense associated with Old Point Mortgage, the operations of which were merged into Old Point National Bank during the fourth quarter. The increase in other outside service fees compared to 2016 is associated with processing costs involving the Company's indirect auto lending program initiated in late 2016. Legal expenses increased during the period associated with various executive compensation and board related governance activities during the period. Accounting fees increased in the fourth quarter as the Company has reached accelerated filer status and with increased testing required by the Sarbanes-Oxley Act. Lastly, the Company incurred $241 thousand in nonrecurring merger costs associated with the Citizens National acquisition during the fourth quarter.

BALANCE SHEET

At December 31, 2017, total assets were $982.3 million, an increase of $27.8 million from September 30, 2017 and an increase of $79.4 million from December 31, 2016; these increases were both primarily due to growth in the loan portfolio and borrowing activity to fund the growth. At December 31, 2017, loans held for investment (net of deferred fees and costs) were $738.5 million, an increase of $37.5 million or 21.42% (annualized) from September 30, 2017 and $134.7 million or 22.30% from December 31, 2016. At December 31, 2017, total deposits were $783.6 million, an increase of $1.1 million, or 0.59% annualized from September 30, 2017 and a decrease of $0.9 million or 0.12% from December 31, 2016.

The Company's capital ratios were as follows:

	Dec.31, 2017	Sept. 30, 2017	Dec. 31, 2016
Common equity to total assets	9.91%	10.51%	10.88%
Tangible common equity to tangible assets	9.85%	10.45%	10.88%
Leverage ratio	9.98%	10.47%	10.68%
Total risk based capital	12.28%	13.16%	14.51%

During the fourth quarter of 2017, the Company declared and paid cash dividends of $0.11 per common share, consistent with the prior quarter and an increase of $0.01, or 10%, compared to the same quarter in the prior year.

**************************

Non-GAAP Financial Measures – In addition to the Company's results presented in accordance with GAAP, this release includes certain non-GAAP financial measures including net operating earnings, operating earnings per share, and operating ROA.  A schedule reconciling these non-GAAP financial measures is provided at the end of this press release.  The Company uses these non-GAAP financial measures in its internal analysis of financial and operating performance and the Company's management believes that they provide greater transparency regarding management's view of the Company's performance.  These non-GAAP financial measures should be read in conjunction with, and not as a substitute for, the Company's GAAP results.  In addition, because not all companies use identical calculations, the Company's presentation of is non-GAAP financial measures may not be comparable to other similarly titled measures of other companies.

Safe Harbor Statement Regarding Forward-Looking Statements - Statements in this press release which use language such as "believes," "expects," "plans," "may," "will," "should," "projects," "contemplates," "anticipates," "forecasts," "intends" and similar expressions, identify forward-looking statements. These forward-looking statements are based on the beliefs of Old Point's management, as well as estimates and assumptions made by, and information currently available to, management. These statements are inherently uncertain, and there can be no assurance that the underlying estimates or assumptions will prove to be accurate. Actual results could differ materially from historical results or those anticipated by such statements. Forward-looking statements in this release may include, without limitation: statements regarding the pending acquisition of Citizens National; future financial performance; future impacts of the Tax Act on the Company's operations; performance of the investment and loan portfolios, including performance of the consumer auto loan portfolio and the purchased student loan portfolio; the effects of diversifying the loan portfolio; strategic business initiatives; management's efforts to reposition the balance sheet; deposit growth; levels and sources of liquidity; use of proceeds from the sale of securities; future levels of charge-offs or net recoveries; the impact of increases in NPAs on future earnings; write-downs and expected sales of other real estate owned; and changes in interest rates.

Factors that could have a material adverse effect on the operations and future prospects of Old Point include, but are not limited to: the possibility that any of the anticipated benefits of the pending acquisition of Citizens National will not be realized or will not be realized within the expected time period; Citizens National may not be integrated into Old Point successfully or such integration may be more difficult, time-consuming, or costly than expected; or obtaining required regulatory approvals and the approval of Citizens National shareholders or completing the acquisition may be more difficult, time-consuming, or costly than expected. Other factors that could have a material adverse effect on the operations and future prospects of Old Point include, but are not limited to, changes in: interest rates and yields; general economic and business conditions, including unemployment levels; demand for loan products; the legislative/regulatory climate; monetary and fiscal policies of the U.S. Government, including policies of the U.S. Treasury and the Federal Reserve Board and any changes associated with the new administration; the quality or composition of the loan or securities portfolios; changes in the volume and mix of interest-earning assets and interest-bearing liabilities; the effects of management's investment strategy and strategy to manage the net interest margin; the U.S. Government's guarantee of repayment of student loans purchased by Old Point; the level of net charge-offs on loans; deposit flows; competition; demand for financial services in Old Point's market area; technology; reliance on third parties for key services; the use of inaccurate assumptions in management's modeling systems; the real estate market; accounting principles, policies and guidelines; and other factors detailed in Old Point's publicly filed documents, including its Annual Report on Form 10-K for the year ended December 31, 2016. These risks and uncertainties should be considered in evaluating the forward-looking statements contained herein, and readers are cautioned not to place undue reliance on such statements, which speak only as of date of the release.

About Old Point Financial Corporation - Old Point Financial Corporation is the parent company of The Old Point National Bank of Phoebus, a locally owned and managed community bank serving all of Hampton Roads and Old Point Trust & Financial Services, N.A., a Hampton Roads wealth management services provider. More information can be found at www.oldpoint.com.

Additional Information about the Acquisition of Citizens National and Where to Find it - In connection with the proposed acquisition of Citizens National, Old Point has filed with the Securities and Exchange Commission (the "SEC") a registration statement on Form S-4 to register the shares of Old Point common stock to be issued to the shareholders of Citizens National. The registration statement includes a proxy statement of Citizens National and a prospectus of Old Point. A definitive proxy statement/prospectus will be sent to the shareholders of Citizens National seeking their approval of the transaction and related matters. This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. Before making any voting or investment decision, investors and shareholders of Old Point and Citizens National are urged to read carefully the entire registration statement and proxy statement/prospectus, including any amendments thereto, and any other relevant documents to be filed with the SEC in connection with the proposed transaction, because they will contain important information about Old Point, Citizens National and the proposed transaction. Free copies of these documents may be obtained as described below.

Investors and shareholders of both companies are urged to review carefully and consider all public filings by Old Point with the SEC, including but not limited to its Annual Reports on Form 10-K, proxy statements, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K. Investors and shareholders may obtain free copies of these documents through the website maintained by the SEC at www.sec.gov. Free copies of the proxy statement/prospectus and other documents filed with the SEC by Old Point also may be obtained by directing a request by telephone or mail to Old Point Financial Corporation, 101 East Queen Street, Hampton, Virginia 23669, Attention: Jeffrey W. Farrar (telephone: 757.728.1248), or by accessing Old Point's website at www.oldpoint.com under "Investor Relations." Free copies of the proxy statement/prospectus also may be obtained by directing a request by telephone or mail to Citizens National Bank, 11407 Windsor Boulevard, Windsor, Virginia 23487, Attention: Elizabeth T. Beale (telephone: 757.242.4422). The information on Old Point's website is not, and shall not be deemed to be, a part of this press release or incorporated into other filings Old Point makes with the SEC.

Old Point and Citizens National and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Citizens National in connection with the transaction. Information regarding these participants and other persons who may be deemed participants in the solicitation of proxies in connection with the transaction, and their interests, may be obtained by reading the proxy statement/prospectus regarding the transaction.  Additional information about the directors and executive officers of Old Point is set forth in the proxy statement for Old Point's 2017 annual meeting of shareholders filed with the SEC on April 13, 2017.

Old Point Financial Corporation and Subsidiaries
Consolidated Balance Sheets	December 31,	December 31,
(dollars in thousands, except per share data)	2017	2016
	(unaudited)
Assets

Cash and due from banks	$13,420	$21,885
Interest-bearing due from banks	908	1,667
Federal funds sold	84	2,302
Cash and cash equivalents	14,412	25,854
Securities available-for-sale, at fair value	157,121	199,365
Restricted securities	3,846	970
Loans held for sale	779	-
Loans, net of allowance for loan losses of $9,448 and $8,245	729,092	595,637
Premises and equipment, net	37,197	39,324
Bank-owned life insurance	25,981	25,206
Other real estate owned	-	1,067
Other assets	13,916	15,543
Total assets	$982,344	$902,966

Liabilities & Stockholders' Equity

Deposits:
Noninterest-bearing deposits	$225,716	$228,641
Savings deposits	345,053	344,452
Time deposits	212,825	211,409
Total deposits	783,594	784,502
Federal funds purchased and other short-term borrowings	10,000	-
Overnight repurchase agreements	20,693	18,704
Federal Home Loan Bank advances	67,500	-
Accrued expenses and other liabilities	4,169	5,770
Total liabilities	885,956	808,976

Commitments and contingencies

Stockholders' equity:
Common stock, $5 par value, 10,000,000 shares authorized;
5,019,703 and 4,961,258 shares outstanding
(includes 2,245 and 0 shares of nonvested restricted stock)	25,087	24,806
Additional paid-in capital	17,270	16,427
Retained earnings	54,738	56,965
Accumulated other comprehensive loss, net	(707)	(4,208)
Total stockholders' equity	96,388	93,990
Total liabilities and stockholders' equity	$982,344	$902,966

Old Point Financial Corporation and Subsidiaries
Consolidated Statements of Income (unaudited)	Three Months Ended			Twelve Months Ended
(dollars in thousands, except per share data)	Dec. 31, 2017	Sep. 30, 2017	Dec. 31, 2016	Dec. 31, 2017	Dec. 31, 2016

Interest and Dividend Income:
Interest and fees on loans	$7,659	$7,642	$6,703	$29,191	$26,322
Interest on due from banks	3	4	18	15	48
Interest on federal funds sold	2	1	2	8	6
Interest on securities:
Taxable	490	487	426	1,964	1,802
Tax-exempt	369	385	404	1,601	1,535
Dividends and interest on all other securities	56	49	37	154	113
Total interest and dividend income	8,579	8,568	7,590	32,933	29,826

Interest Expense:
Interest on savings deposits	102	103	62	342	227
Interest on time deposits	609	560	544	2,208	2,116
Interest on federal funds purchased, securities sold under
agreements to repurchase and other borrowings	12	13	5	38	25
Interest on Federal Home Loan Bank advances	191	161	29	424	206
Total interest expense	914	837	640	3,012	2,574
Net interest income	7,665	7,731	6,950	29,921	27,252
Provision for loan losses	1,235	1,275	630	4,160	1,930
Net interest income after provision for loan losses	6,430	6,456	6,320	25,761	25,322

Noninterest Income:
Income from fiduciary activities	966	903	924	3,786	3,560
Service charges on deposit accounts	1,030	1,001	1,017	3,874	4,052
Other service charges, commissions and fees	1,041	1,050	921	4,182	3,940
Income from bank-owned life insurance	179	198	148	774	795
Income from mortgage banking activities	184	172	137	646	413
Gain on sale of available-for-sale securities, net	7	2	-	96	522
Gain on acquisition of Old Point Mortgage	-	-	-	550	-
Other operating income	37	35	41	151	184
Total noninterest income	3,444	3,361	3,188	14,059	13,466

Noninterest Expense:
Salaries and employee benefits	8,563	5,104	4,771	24,213	19,878
Occupancy and equipment	1,517	1,444	1,454	5,864	5,575
Data processing	455	473	344	1,783	1,620
FDIC insurance	156	128	96	478	483
Customer development	124	153	162	575	612
Legal and audit expenses	388	216	446	992	1,315
Other outside service fees	280	292	246	1,077	807
Employee professional development	143	196	185	794	659
Loan expenses	133	302	89	616	192
Capital stock tax	141	141	115	563	505
ATM and other losses	232	103	176	667	477
Prepayment fee on Federal Home Loan Bank advance	-	-	-	-	391
Loss (gain) on other real estate owned	-	-	1	(18)	154
Merger expenses	241	-	-	241	-
Other operating expenses	481	564	481	2,101	2,163
Total noninterest expense	12,854	9,116	8,566	39,946	34,831
Income before income taxes	(2,980)	701	942	(126)	3,957
Income tax expense (benefit)	(91)	(56)	47	(97)	160
Net income	$(2,889)	$757	$895	$(29)	$3,797

Basic Earnings (Loss) per Share:
Weighted average shares outstanding	5,018,093	4,993,805	4,959,661	4,991,060	4,959,173
Net income per share of common stock	$(0.58)	$0.15	$0.18	$(0.01)	$0.77

Diluted Earnings (Loss) per Share:
Weighted average shares outstanding	5,018,093	5,003,785	4,965,703	4,991,060	4,960,934
Net income per share of common stock	$(0.58)	$0.15	$0.18	$(0.01)	$0.77

Cash Dividends Declared per Share:	$0.11	$0.11	$0.10	$0.44	$0.40

Old Point Financial Corporation and Subsidiaries
Average Balance Sheets, Net Interest Income* And Rates*
	For the quarter ended December 31,
(dollars in thousands)	2017			2016
		Interest			Interest
	Average	Income/	Yield/	Average	Income/	Yield/
	Balance	Expense	Rate**	Balance	Expense	Rate**
			(dollars in thousands)
ASSETS
Loans held for investment*	$718,165	$7,675	4.27%	$598,031	$6,735	4.50%
Loans held for sale	1,454	16	4.40%	0	0	0.00%
Investment securities:
Taxable	98,444	490	1.99%	104,304	426	1.63%
Tax-exempt*	61,849	559	3.62%	69,188	612	3.54%
Total investment securities	160,293	1,049	2.62%	173,492	1,038	2.39%
Interest-bearing due from banks	873	3	1.37%	13,271	18	0.54%
Federal funds sold	402	2	1.99%	2,018	2	0.40%
Other investments	3,160	56	7.09%	1,773	37	8.35%
Total earning assets	884,347	$8,801	3.98%	788,585	$7,830	3.97%
Allowance for loan losses	(9,246)			(7,900)
Other non-earning assets	93,189			139,792
Total assets	$968,290			$920,477

LIABILITIES AND STOCKHOLDERS' EQUITY
Time and savings deposits:
Interest-bearing transaction accounts	$27,279	$2	0.03%	$27,450	$3	0.04%
Money market deposit accounts	229,880	89	0.15%	225,601	49	0.09%
Savings accounts	84,984	11	0.05%	79,115	10	0.05%
Time deposits	213,866	609	1.14%	212,380	544	1.02%
Total time and savings deposits	556,009	711	0.51%	544,546	606	0.45%
Federal funds purchased, repurchase
agreements and other borrowings	28,886	12	0.17%	22,955	5	0.09%
Federal Home Loan Bank advances	51,358	191	1.49%	18,913	29	0.61%
Total interest-bearing liabilities	636,253	914	0.57%	586,414	640	0.44%
Demand deposits	229,466			231,941
Other liabilities	5,011			6,518
Stockholders' equity	97,560			95,604
Total liabilities and stockholders' equity	$968,290			$920,477
Net interest margin		$7,887	3.57%		$7,190	3.65%

*Computed on a fully tax-equivalent basis using a 34% rate
**Annualized

	For the twelve months ended December 31,
	2017			2016
		Interest			Interest
	Average	Income/	Yield/	Average	Income/	Yield/
	Balance	Expense	Rate**	Balance	Expense	Rate**
			(dollars in thousands)
ASSETS
Loans held for investment*	$672,369	$29,283	4.36%	$585,206	$26,451	4.52%
Loans held for sale	646	35	5.42%	0	0	0.00%
Investment securities:
Taxable	102,644	1,964	1.91%	104,549	1,802	1.72%
Tax-exempt*	67,403	2,426	3.60%	66,509	2,326	3.50%
Total investment securities	170,047	4,390	2.58%	171,058	4,128	2.41%
Interest-bearing due from banks	1,343	15	1.12%	9,226	48	0.52%
Federal funds sold	921	8	0.87%	1,667	6	0.36%
Other investments	2,348	154	6.56%	1,562	113	7.23%
Total earning assets	847,674	$33,885	4.00%	768,719	$30,746	4.00%
Allowance for loan losses	(8,950)			(7,895)
Other nonearning assets	100,322			125,234
Total assets	$939,046			$886,058

LIABILITIES AND STOCKHOLDERS' EQUITY
Time and savings deposits:
Interest-bearing transaction accounts	$27,909	$10	0.04%	$20,045	$9	0.04%
Money market deposit accounts	233,295	291	0.12%	221,339	179	0.08%
Savings accounts	82,872	41	0.05%	78,305	39	0.05%
Time deposits	208,095	2,208	1.06%	210,339	2,116	1.01%
Total time and savings deposits	552,171	2,550	0.46%	530,028	2,343	0.44%
Federal funds purchased, repurchase
agreements and other borrowings	25,743	38	0.15%	25,348	25	0.10%
Federal Home Loan Bank advances	32,301	424	1.31%	14,016	206	1.47%
Total interest-bearing liabilities	610,215	3,012	0.49%	569,392	2,574	0.45%
Demand deposits	226,951			214,876
Other liabilities	5,359			6,510
Stockholders' equity	96,521			95,280
Total liabilities and stockholders' equity	$939,046			$886,058
Net interest margin		$30,873	3.64%		$28,172	3.66%

*Computed on a fully tax-equivalent basis using a 34% rate
**Annualized

Old Point Financial Corporation and Subsidiaries	Three months ended	Three months ended	Three months ended
Selected Ratios	December 31,	September 30,	December 31,
(dollars in thousands)	2017	2017	2016
	(unaudited)	(unaudited)

Net Interest Margin	3.57%	3.68%	3.65%
NPAs/Total Assets	1.64%	1.49%	1.23%
Annualized Net Charge Offs/Average Total Loans	0.41%	0.59%	0.11%
Allowance for Loan Losses/Total Loans	1.28%	1.28%	1.37%
Efficiency ratio	81.98%	80.74%	82.79%

Non-Performing Assets (NPAs) (in thousands)
Nonaccrual loans	$12,882	$10,212	$7,159
Loans > 90 days past due, but still accruing interest	3,194	3,983	2,884
Other real estate owned	-	-	1,067
Total non-performing assets	$16,076	$14,195	$11,110

Other Selected Numbers (in thousands)
Loans charged off during the quarter, net of recoveries	$738	$1,033	$165
Quarterly average loans	$719,619	$694,783	$598,031
Quarterly average assets	$968,290	$954,033	$920,477
Quarterly average earning assets	$884,347	$865,739	$788,585
Quarterly average deposits	$785,475	$773,630	$776,487
Quarterly average equity	$97,560	$97,644	$95,604

Old Point Financial Corporation and Subsidiaries
Reconciliations of GAAP Measures to Non-GAAP Measures	Three months ended
(dollars in thousands)	December 31, 2017
(unaudited)

Net (loss)	$(2,889)
Less:
Compensation expense for benefit plan termintation (after tax)	2,211
Merger-related costs (after tax)	241
Tax expenses for tax asset reevaluation	1,218
Net operating earnings	$781

Weighted average shares outstanding (assuming dilution)	5,018,603
Operating earnings per share	$0.16

Quarterly average assets	$968,290
Operating ROA	0.32%